BANK INVESTMENT FUND - LIQUIDITY FUND

	REPORT ON COMPLIANCE WITH CERTAIN RULES UNDER
	THE INVESTMENT COMPANY ACT OF 1940

Independent Auditor's Report

BOARD OF DIRECTORS
  Bank Investment Fund - Liquidity Fund and
  The Securities and Exchange Commission

We have examined management's assertion about Bank Investment Fund - Liquidity Fund's (the "Fund's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of January 28, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining , on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 28, 2000, with respect to securities of Bank Investment Fund - Liquidity Fund, without prior notice to management:

Confirmation of all securities held by institutions in book entry form by BankBoston, Baystate Federal Savings Bank, Mellon Bank and the U.S. Trust Company;
Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Bank Investment Fund - Liquidity Fund was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of January 28, 2000 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Bank Investment Fund - Liquidity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Parent McLaughlin & Nangle
Certified Public Accountants



January 28, 2000

	Management Statement Regarding Compliance with
	Certain Provisions of the Investment Company Act of 1940





We, as members of management of Bank Investment Fund - Liquidity Fund (the "Fund"), are responsible for complying with the requirements of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of Rule 17f-2 as of January 28, 2000, and during the period from December 31, 1999 through January 28, 2000. Based on this evaluation, we assert that the Fund was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of January 28, 2000 and during the period from December 31, 1999 through January 28, 2000, with respect to securities reflected in the investment account of the Fund.




Bank Investment Fund - Liquidity Fund





By:
James L. Burns, Jr.
President and Chief Executive Officer